UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Earnings Release

On August 30, 2022, Procaps Group, S.A. issued a press release announcing its financial results for the second quarter ended June 30, 2022 and the six months ended June 30, 2022 (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Unaudited Condensed Consolidated Interim Financial Statements

The Unaudited Condensed Consolidated Interim Financial Statements of the Procaps Group, S.A. as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021 are filed as Exhibit 99.2 to this Current Report on Form 6-K and are incorporated by reference into the Registration Statement on Form F-1 (File No. 333-261366).

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated August 30, 2022 – Procaps Group Reports Second Quarter and First Half 2022 Results.
99.2	The Unaudited Condensed Consolidated Interim Financial Statements of the Procaps Group, S.A. as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: August 30, 2022

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